

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Brian Judkins, Esq.
Vice President, Legal
Chemed Corporation
255 E. Fifth Street, Suite 2600
Cincinnati, Ohio 45202

> **Re:  Chemed Corporation**
> **Form 10-K for the year ended December 31, 2019**
> **Filed February 26, 2020**
> **File No. 001-08351**

Dear Mr. Judkins:

   We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Life Sciences